United States securities and exchange commission logo





                            July 29, 2021

       Michael Burdiek
       Chief Executive Officer
       Motion Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Motion Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 2, 2021
                                                            File No. 333-257681

       Dear Mr. Burdiek:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed on July 2, 2021

       Questions And Answers
       What Happens if A Substantial Number of Public Stockholders Vote in Favor of the Business
       Combination Proposal and Exercise..., page 7

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
Please ensure you also disclose the amount of funds in the trust account as of the most
recent practicable date and the maximum number of shares that may be redeemed in
order for the Minimum Cash Condition to be satisfied.
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  2 2021 Page 2
FirstName LastName
Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus Motion Annual Meeting of Stockholders
Redemption Rights, page 16

2. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Ownership of New DocGo, page 17

3. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Historical Comparative and Pro Forma Combined Per Share Information, page 28

5. In order not to imply a greater degree of precision than exists, please revise the presentation of basic and diluted net loss per share to round only to the nearest cent.
Forward-Looking Statements; Market, Ranking and Other Industry Data, page 29

6. We note your disclosures cautioning investors not to unduly rely on your statements of belief or similar statements of belief and opinions, or give undue weight to market, ranking and industry data included in your proxy statement/consent solicitation statement/prospectus may imply an inappropriate disclaimer of responsibility with respect to such statements. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.
Risk Factors, page 32

7. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
Security breaches, loss of data and other disruptions could compromise sensitive business, customer or patient information..., page 43

8. Please disclose whether you have been impacted by any security breaches to your technology platform, including your on-site systems, managed data center systems and cloud-based computing center system.
Risk Factors
Other Risks Related to DocGo's Business
DocGo's insurance coverage, including the reserves DocGo establishes with respect to its insurable losses, could ..., page 48

9. We note that DocGo establishes reserves for losses and related expenses associated with
         its insurance programs and the disclosure that    Insurance reserves
inherently are subject to
         uncertainty.    Tell us how consideration was given to including this
in the Notes to
         DocGo's Consolidated Financial Statements and as part of the Critical Accounting
         Policies and Estimates section of Management   s Discussion and
Analysis of Financial
         Condition and Results of Operations.
DocGo's business practices may be found to constitute illegal fee-splitting or corporate practice of medicine..., page 57

10. Please revise your disclosure to clarify whether DocGo's business is structured to comply with the applicable regulations governing fee-splitting and the corporate practice of medicine in the states where you generate revenue.
The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 71

11. We note your disclosure on page 221 and in Article XI of your Second Amended and
         Restated Certificate of Incorporation that the exclusive forum for Securities Act claims will be the federal district courts of the United States of America is not consistent with your disclosure here that your exclusive forum provision will not apply to actions brought under the Securities Act. Please revise to reconcile these disclosures. In addition, your disclosure on page 210 tot clarify whether the exclusive provision applies to actions arising under the Exchange Act. In that regard, we note your disclosure on page 221 and in Article XI of your Second Amended and Restated Certificate of Incorporation provide that the exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act.
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  4 2021 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Shares of Motion Common Stock Issued to DocGo Stockholders upon Closing of the
Business Combination and the PIPE Transaction, page 80

12. Revise to provide disclosure here regarding the contingent shares that may be issued upon the satisfaction of earnout conditions per the merger agreement. In addition, if material, address how the warrants issued by DocGo will be treated as part of the proposed business combination.
Motion Annual Meeting of Stockholders, page 85

13.      Please quantify the out-of-pocket expenses for which Motion   s
officers and directors, and
         their affiliates are awaiting reimbursement, if material.
14. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Background of the Proposed Transaction, page 103

15. We note that your amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
16. Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the initial consideration of $961 million included in the draft non-binding letter of intent on December 11, 2020, how the terms of the business combination evolved during negotiations and why Motion's board approved the initial business combination with
         DocGo and recommended that "the consideration to be paid was reasonable and that the
         Business Combination was in the best interests of Motion's stockholders." In that regard, we note the Motion Board used an enterprise value of approximately $870 million and implied equity value of $1.08 billion in determining satisfaction of the 80% of the net assets held in the Trust Account Test.

17.      We note you disclose that Motion hired an independent healthcare consultant on
         December 5, 2020. We also note that Barclays performed additional services after the initial public offering. Please revise your disclosure to include a detailed description of the role of the independent healthcare consultant and Barclays as financial advisor and the level of diligence and analysis performed in connection with the transaction.
18. Please disclose who selected potential PIPE investors, and disclose any relationships between the PIPE investors and Motion, the sponsor, DocGo and its affiliates, and the
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  5 2021 Page 5
FirstName LastName
         placement agents. In addition, disclose how the terms of the PIPE transaction was determined.
Proposal No. 1 - The Business Combination Proposal
Motion's Board of Directors' Reasons for Approval of the Business Combination, page 109

19. Please disclose the methodology and criteria used to select the companies in the comparable publicly traded companies analysis. If any companies that fit the criteria were excluded, please discuss the reason such companies were excluded. Please also revise your disclosure to clarify who prepared the comparable publicly traded companies analysis. In that regard, we note you disclose that in evaluating the business combination
         Motion's board reviewed an analysis of pro forma capital structure and trading multiples prepared by Motion's advisors.
Certain Forecasted Financial Information for DocGo, page 111

20. You state on page 111 that, based upon the passage of time and actual events that have occurred since the forecasts were developed, the assumptions on which they are based may be out of date. Revise your disclosure to address any notable changes that occurred after the time when these forecasts were prepared.
21. Revise to provide expanded disclosure for the Projected Revenue for both Transportation
         Services and Mobile Health Services to include totals that sum to the amounts shown on page 114. Your revised disclosure should explain how the information shown provides a basis for the projections presented.
22. Clarify the disclosure related to Projected Revenue Mix to address the factors resulting in the increase for Transportation Services and the decrease for Mobile Health Services.
23. Expand the disclosure regarding projected Gross Profit to provide additional detail regarding the correlation between forecasted expenses and revenues. As necessary, include information regarding expectations for the operating expenses identified on page
         179 as "most significant" such as labor costs, medical supplies, and vehicle-related costs.
         In addition, explain why selling, general and administrative expenses are expected to represent a smaller percentage of revenue in future years.
24. We note your disclosure cautioning investors "not to rely on the forecasts" in making a decision regarding the Business Combination." While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, it is not appropriate to tell readers to not rely upon them. Please revise your disclosures accordingly.
Key Financial Metrics, page 114

25. Per the disclosure on page 114, revenues are projected to increase from $155 million in
         2021 to $267 million in 2022. Describe the basis for projecting this revenue growth and the factors or contingencies that could prevent it from ultimately materializing. In addition, describe the basis for the assumptions that underlie the projections and the type
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  6 2021 Page 6
FirstName LastName
         of market assumed in their development.
26. It does not appear that the presentation of Gross Profit includes charges for depreciation and amortization. Although the guidance in SAB Topic 11:B provides an accommodation for presenting Cost of Revenues exclusive of depreciation and amortization, this does not extend to measures such as Gross Profit. Please revise your presentation here, and the disclosure on page 157, as necessary.
27.      Disclosure on page 184 states that future capital requirements depend on many
         factors including potential acquisitions, the level of investment in technology, and rate of growth in existing and into new markets. Explain how these factors were considered in the projection of Free Cash Flow.
28. Revise to label Free Cash Flow as a non-GAAP measure and to provide a title that differentiates it from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Refer to Question 102.07 of the
staff   s Compliance
         & Discussion Interpretation on Non-GAAP Financial Measures for additional guidance.
Interests of Certain Persons in the Proposed Transaction - DocGo, page 116

29.      We note your cross- reference disclosure under    Narrative Disclosure
to Summary
         Compensation Table - Additional Narrative Disclosure     New
Employment Agreements,
         but are unable to locate such disclosure. Please revise to include the disclosure you reference.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 118

30. We note that Barclays performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to Barclays that are contingent on completion of the business combination.
U.S. Federal Income Tax Considerations, page 136

31. Please amend the disclosure throughout your filing, including this section and your
         Questions and Answers section, to describe the material federal income tax consequences of the merger and related transactions, and not just the federal income tax consequences of redemptions. See Item 4(a)(6) of Form S-4. If the merger and related transactions are not taxable to shareholders, please file a tax opinion with your registration statement. Refer to
         Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal
         Bulletin No. 19.
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  7 2021 Page 7
FirstName LastName
Information About DocGo
Our Competitive Strengths, page 160

32. We note that all production infrastructure at DocGo is deployed on Amazon Web
         Services. Please file any agreement you have entered into with Amazon Web Services as an exhibit to the registration statement and include a description of the material terms thereof, or tell us why you believe you are not required to do so. DocGo's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Components of Results of Operations, page 179

33. Tell us how you considered providing disclosure of metrics such as transportation trip volumes and average trip price here. Note that metrics like these should be accompanied by a clear definition and an explanation of how they are calculated along with statements indicating the reasons why the metrics shown provide useful information and how they are used by management. For additional guidance, refer to SEC Release No. 33-10751.
Comparison of the Years Ended December 31, 2020 and 2019, page 181

34. In addition to the discussion of revenue by segment, revise to provide a similar-type discussion based on results of segment operations. Refer to Item 303 of Regulation S-K.
Cost of Revenue, page 184

35. We note the explanation that the decrease in Cost of Revenue as a percentage of revenue
         is    due to increased productivity in Transportation services and the significant increase in
         higher margin Mobile Health revenues.    Elaborate on what is meant by
increased
         productivity as it relates to the services provided by the Transportation segment.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 189

36. We note the disclosure on page F-86 regarding the weighted average grant date fair value per share for stock options granted during the period ended December 31, 2020, and similar disclosure on page F-58 for grants during the period ended March 31, 2021.
         Provide us with an explanation for the differences between the value of recently granted equity-based compensation awards compared to the fair value implied by the proposed business combination. As necessary, include information regarding specific grants of equity-based compensation awards and their conversion as part of the planned transaction.
37. Expand the disclosure regarding the assumptions used by DocGo management to calculate
         the fair value of DocGo   s stock-based awards for a more complete
description of the
         nature of the material assumptions involved and clarify that these types of estimates will not be necessary to determine the fair value of new awards after the completion of the proposed business combination.
 Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  8 2021 Page 8
FirstName LastName
Executive and Director Compensation
Executive and Director Compensation of DocGo, page 192

38. Please expand the narrative to the summary compensation table and director compensation table to discuss how such compensation was determined, including the material terms of the cash performance based awards made to DocGo's named executive officers. Refer to
         Items 402(o) and 402(r) of Regulation S-K. We note you disclose on page 186 that following the closing of the business combination you intend to develop an executive compensation program that is consistent with DocGo's existing compensation policies and philosophies.
Outstanding Equity Awards at 2020 Fiscal Year End, page 193

39. Please disclose the vesting dates of the options held at fiscal-year end. Refer to Instruction
         2 to Item 402(p)(2) of Regulation S-K.
40. We note you state that your summary of the Ambulnz, Inc. 2017 Equity Incentive Plan is qualified in its entirety by the complete text of the agreement, which is filed as an exhibit.
         However, such agreement is not referenced in your exhibit index. It is not appropriate for you to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.
Index to Financial Statements
Audited Financial Statements of Ambulnz, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss, page F-66

41. We note you present non-cash stock-based compensation as a separate line item in your income statement. Please modify your income statement to present the expense related to stock-based payment arrangements in the line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.
42. Tell us how you considered Rule 5-03(b)(7) of Regulation S-X in your presentation of a single net line item for "Other income."
43. Revise your presentation of Net Loss per Share Attributable to Ambulnz, Inc. and
         Subsidiaries (basic and diluted) to round to the nearest cent.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-74

44. It appears that DocGo may have contract assets in the form of unbilled revenues. Tell us how the disclosure required by FASB ASC 606-10-50-8(a) was considered. Michael Burdiek
FirstName  LastNameMichael Burdiek
Motion Acquisition Corp.
Comapany
July       NameMotion Acquisition Corp.
     29, 2021
July 29,
Page  9 2021 Page 9
FirstName LastName
45.      We note the disclosure on page F-74 which states that    Revenues are
recorded net of an
         estimated contractual allowances for claims subject to contracts with responsible paying entities. The Company estimates contractual allowances at the time of billing based on contractual terms, historical collections, or other arrangements.
If this represents variable
         consideration, explain how it is estimated in determining the transaction price in contracts with customers. Specifically, provide information about the methods, inputs, and assumptions used to estimate variable consideration and the assessment of whether it is constrained as required by FASB ASC 606-10-50-20.
46. You state that the typical billing cycle for Transportation Services and Mobile Health services is same day to 5 days. Revise to provide disclosure clarifying when payment is typically due. Refer to FASB ASC 606-10-50-12b.
Note 4. Acquisition of Businesses and Asset Acquisitions, page F-79

47. We note your references to purchase price allocations based on valuation reports. If reference is being made to the use of experts, revise to name the experts and file the appropriate consents or remove the reference. This comment also applies to the disclosure on page 48 regarding insurance reserves based on assumptions calculated by an independent actuary firm. Refer to Question 233.02 of the Compliance & Disclosure
         Interpretations regarding Securities Act Rules.
Note 10. Business Segment Information, page F-83

48. Revise to provide disclosures for each of your reportable segments pursuant to FASB
         ASC 280-10-50-22 and 50-25 such as depreciation and amortization expense and expenditures for additions to long-lived assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Burdiek
Motion Acquisition Corp.
July 29, 2021
Page 10

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja
A. Majmudar,
Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at
(202) 551-3763 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Burdiek
                                                         Division of
Corporation Finance
Comapany NameMotion Acquisition Corp.
                                                         Office of Energy &
Transportation
July 29, 2021 Page 10
cc:       Jeffrey Gallant
FirstName LastName